

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
Michael V. Pappagallo
President and Chief Financial Officer
Brixmor Property Group Inc.
420 Lexington Avenue
New York, NY 10170

Re: **Brixmor Property Group Inc.**
        Amendment No. 1 to Form S-11
        Filed August 23, 2013
        File No. 333-190002

Dear Mr. Pappagallo:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 9 of our letter dated August 15, 2013 and your revisions on pages 5 and 110 that the disclosure is "as reported by industry sources." When you provide us with support for all quantitative and qualitative business and industry data used in the registration statement in response to comment 2 of our prior letter, please include the referenced report(s) by industry sources.

2.   We note your response to comment 3 of our letter dated August 15, 2013. Please revise your disclosure to define "MSA" the first time such term is used.

Summary, page 1

3.   We note the disclosure of your NOI growth for various periods and your reference to a reconciliation of NOI to net income (loss) in the Summary Financial and Other Data section of your filing. However, we are unable to locate this reconciliation; it appears that you have only presented Same Property NOI, rather than NOI. Please advise or revise your filing to provide consistent disclosure. Furthermore, we note that you disclose NOI growth for the year ended June 30, 2013. In light of the fact that you have not included an income statement for that period, there is no comparable period presented, and there is no discussion of the results for this period, it is unclear why you have presented this information. Please remove the disclosure related to the year ended June 30, 2013 or advise us of your basis for inclusion.

4.   We note your disclosure in the summary and business sections regarding average annualized base rent per square foot. Also include, as applicable, average effective annual rent per square foot or advise. Refer to Item 15(e) of Form S-11.

5.   We note your disclosure on page 1 regarding net operating income. Please discuss here or in the MD&A section, the reasons for the increase in net operating income for the periods presented.

Competitive Strengths, page 3

6.   We note your response to comment 8 of our letter dated August 15, 2013 in which you have revised footnote (5) to indicate that the figure represents sales for 77% of the grocers in the IPO portfolio. Please further revise your disclosure in footnote (4) to the tables on pages 2 and 106 to disclose the number of grocery stores that reported sales. In addition, to the extent you are unable to report on the remaining 23% of your grocers' sales, please revise to clarify that the figure does not represent "average" grocer sales PSF for the IPO portfolio.

Summary Financial and Other Data, page 17

7.   We note your response to comment 11 of our letter dated August 15, 2013. Since the NAREIT definition does not specifically address gains from bargain purchases, it appears that it would be more appropriate to include the adjustment in your calculation of FFO As Adjusted which includes other adjustments not addressed in the NAREIT definition. Please revise or advise us further.

Risk Factors, page 25

Our cash flows and operating results could be adversely affected by required payments of debt …," page 27

8.   We note your revisions in response to comment 14 of our letter dated August 15, 2013 in which you have revised your risk factor to disclose the aggregate amount of debt maturing in 2013 and 2014. Please further revise your disclosure to separately break-out the amount of debt maturing in 2013 and that amount of debt maturing in 2014.

Organizational Structure

IPO Property Transfers, page 44

9.   We note your response to comment 17 of our letter dated August 15, 2013 and your revised disclosure on page 160. Please also tell us how you intend to account for this $2 million cash payment and describe how you determined the amount in more detail.

Management Interest in Acquired Properties, page 44

10.   We note your response to comment 19 of our letter dated August 15, 2013 and your revised disclosure. Please further expand your disclosure to include a table that details the type and number of interests outstanding prior to conversion, the conversion ratio (when known), and the number of OP units that will be issued. Also, tell us how you will account for these conversions and quantify the amount of compensation expense that will be recorded, if any.

Distribution Policy, page 48

11.   Please reconcile the amounts included in Annex A for Pro forma net (income)/loss for the 12 months ended December 31, 2012 and Pro forma net income/loss for the six months ended June 30, 2013 to the pro forma financial statements in Annex B. Also, please tell us why you have adjusted pro forma net loss to add back loss from discontinued operations when pro forma net loss is based on continuing operations.

12.   We note that you revised note (1) of the table on page 50 to include projected lease renewals. Please tell us how you determined which renewals to assume and advise us of your historical retention rate. Furthermore, please confirm that the rental income increases are net of expenses and that you have included estimated tenant improvement and leasing commissions costs for the leases that you have assumed to be renewed. Please expand footnote (6) to discuss the additional tenant improvement and leasing commission costs, if applicable.

13.   You disclose in footnote (6) that you have excluded capital expenditures related to
        redevelopment projects that are expected to be funded under your Unsecured Credit
        Facility. Please quantify the amount of these expenditures and provide us with more
        details regarding the extent of these improvements, the nature of the expenditures, and
        whether the expenditures are for a tenant that is already occupying the space.

14.   We note that you have included footnote (7) for recurring maintenance capital
        expenditures. Please tell us how you determined this amount. Advise us of the historical
        amount of recurring capital expenditures, and discuss whether you expect estimated
        recurring capital expenditures to be greater than historical expenditures for the period
        reflected in the table. Also, expand the footnote to explain how you define "recurring"
        and provide examples of the types of costs considered to be recurring.

15.   We note that footnote (8) indicates that you have excluded $1,092.9 million of debt
        maturities during the 12 months ending June 30, 2014 based on the assumptions that you
        will be able to fund those amounts under your Unsecured Credit Facility. Please revise
        your table to include those payments as a reduction to Cash Available for
        Distribution. The amounts expected to be funded by the Unsecured Credit Facility
        should be presented below your total of Cash Available for Distribution and Payout
        Ratio.

Unaudited Pro Forma Financial Information, page 56

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page 64

16.   Please further expand footnote (EE) to include a table calculating the amounts included in
        the adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Results of Operations, page 73

Comparison of the Six Months Ended June 30, 2013 to the Six Months Ended June 30, 2012,
page 73

17.   Please expand your discussion of the impairment charges recognized to address the
        underlying reasons for the impairments. To the extent material, please address the
        reasons by property or groups of related properties.

Our Critical Accounting Policies, page 96

18.   We note that you have granted a significant amount of stock based compensation in
        recent years. Please revise to include a critical accounting policy disclosing how such
        compensation has been valued, or advise us why you believe this is not necessary. Your
        disclosure should include:

        • A description of the methods and assumptions used in estimating the fair value of
          the underlying stock and the instruments granted.
        • A table disclosing the number of instruments granted, exercise price, fair value of
          the underlying stock, and fair value of the instruments granted in 2012 and the
          most recent interim period.
        • Narrative disclosures that describe the factors contributing to significant changes
          in the fair values of the underlying stock during the period referred to above. You
          should also address factors contributing to an estimated IPO price, when known,
          that differs significantly from the most recent fair value determined. In addition
          to describing the factors, these disclosures should relate those factors to changes
          in assumptions.

Real Estate, page 97

19.   Please expand the discussion of your capitalization policy related to your development
        activities. Please explain the types of costs that you capitalize and clearly identify when
        the capitalization period ends. Also, if you capitalize a material amount of soft costs,
        please quantify these amounts for us.

Principal Stockholders, page 186

20.   We note you indicate in the beneficial ownership tables on pages 186 and 188 that the
        "directors, director nominees and executive officers" are comprised of 13 people. We
        further note that only 10 people are listed in the table. Please refer to Item 403(b) of
        Regulation S-K and revise or advise.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Equity Securities, page II-1

21.   We note your response to comment 41 of our letter dated August 15, 2013 in which you
        have revised your disclosure to indicate that the 75,649 shares of common stock were
        issued to an investment vehicle controlled by an investment fund managed by an affiliate
        of The Blackstone Group L.P. Please revise your disclosure to identify the affiliate to
        which you are referring.

Exhibit Index

22.   We note your response to comment 43 of our letter dated August 15, 2013 in which you indicate that Brixmor anticipates that it will be converted to a Maryland corporation subsequent to the effectiveness of the registration statement and that accordingly will not be filing an executed Charter and Bylaws. Please refer to Item 601 and file the current, executed, Articles of Incorporation, Charter and Bylaws prior to effectiveness. To the extent you anticipate filing an amended Charter and Bylaws in the future, you may file these in the "form of" version in addition to the current, executed version.

23.   We note that the legal opinion is conditioned on the conversion of the Company from a Delaware corporation to a Maryland corporation pursuant to the Charter and the Certificate of Conversion being approved by the stockholders of the Company. Please revise the prospectus to disclose that shareholder approval and the subsequent effectiveness of the Charter amendment are conditions to the issuance of shares in the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail

        Steven F. Siegel
        Executive Vice President and General Counsel
        Brixmor Property Group Inc.
        Via E-mail